Exhibit 99.22

CONSENT OF CID GONÇALVES MONTEIRO FILHO
The undersigned hereby consents to the use of and references to the information which he prepared, supervised the preparation of or reviewed that is of a scientific or technical nature, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-274097 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission.
Yours truly,

/s/ Cid Gonçalves Monteiro Filho
Cid Gonçalves Monteiro Filho
SME RM (04317974), MAIG (No. 8444),
FAusIMM (No. 329148)

Dated: March 6, 2025